UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)*

                          Lawrence Financial Holdings, Inc.
                         ------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         ------------------------------
                         (Title of Class of Securities)

                                    519872105
                                  -------------
                                 (CUSIP Number)

                                 August 9, 2001
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]      Rule 13d-1(b)
         [X]      Rule 13d-1(c)
         [ ]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               (Page 1 of 10 pages)

SCHEDULE 13G

Lawrence Financial Holdings, Inc.

CUSIP No. 519872105

--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                   Miller & Jacobs Capital, L.L.C.
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a)
                                                           (b)
--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       CITIZENSHIP OR PLACE OR ORGANIZATION

                    Delaware

--------------------------------------------------------------------------------
      NUMBER OF         5    SOLE VOTING POWER
        SHARES                                                     0
     BENEFICIALLY       --------------------------------------------------------
       OWNED BY         6      SHARED VOTING POWER
         EACH                                                 45,244
      REPORTING         --------------------------------------------------------
        PERSON          7      SOLE DISPOSITIVE POWER
         WITH                                                      0
                        --------------------------------------------------------
                        8      SHARED DISPOSITIVE POWER
                                                              45,244
--------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                              45,244
--------------------------------------------------------------------------------
    10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
    11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                                                5.8%
--------------------------------------------------------------------------------
    12     TYPE OF REPORTING PERSON*
                                      OO

                               (Page 2 of 10 pages)

SCHEDULE 13G
Lawrence Financial Holdings, Inc.

CUSIP No. 519872105

--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                   Jeffrey A. Miller
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a)
                                                           (b)
--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       CITIZENSHIP OR PLACE OR ORGANIZATION

                    United States

--------------------------------------------------------------------------------
      NUMBER OF         5    SOLE VOTING POWER
        SHARES                                                   0
     BENEFICIALLY       --------------------------------------------------------
       OWNED BY         6      SHARED VOTING POWER
         EACH                                               49,000
      REPORTING         --------------------------------------------------------
        PERSON          7      SOLE DISPOSITIVE POWER
         WITH                                                    0
                        --------------------------------------------------------
                        8      SHARED DISPOSITIVE POWER
                                                            49,000
--------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                            49,000
--------------------------------------------------------------------------------
    10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
    10     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                                              6.3%
--------------------------------------------------------------------------------
    12     TYPE OF REPORTING PERSON*
                                      IN

                               (Page 3 of 10 pages)

SCHEDULE 13G
Lawrence Financial Holdings, Inc.

CUSIP No. 519872105

--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                   Eric D. Jacobs
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a)
                                                           (b)
--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       CITIZENSHIP OR PLACE OR ORGANIZATION

                    United States

--------------------------------------------------------------------------------
      NUMBER OF         5    SOLE VOTING POWER
        SHARES                                                   0
     BENEFICIALLY       --------------------------------------------------------
       OWNED BY         6      SHARED VOTING POWER
         EACH                                               49,000
      REPORTING         --------------------------------------------------------
        PERSON          7      SOLE DISPOSITIVE POWER
         WITH                                                    0
                        --------------------------------------------------------
                        8      SHARED DISPOSITIVE POWER
                                                            49,000
--------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                            49,000
--------------------------------------------------------------------------------
    10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
    10     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                                              6.3%
--------------------------------------------------------------------------------
    12     TYPE OF REPORTING PERSON*
                                      IN


                               (Page 4 of 10 pages)

NOTE: Issuer reported 775,827 shares of common stock, par value $.01 per share ("Common Stock"), outstanding in its Quarterly Report on Form 10-Q filed August 7, 2001.

Item 1(a).  Name of Issuer:

            Lawrence Financial Holdings, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            311 South Fifth Street
            Ironton, OH 45638

Item 2(a).  Name of Person Filing:

            This statement is filed by:

            (A) Miller & Jacobs Capital, L.L.C., a Delaware limited liability Company ("M&J"), with respect to the shares of Common Stock of Lawrence Financial Holdings, Inc. (the "Company") also beneficially owned by (a) Acadia Fund I, L.P., a Delaware limited partnership ("Acadia"), for which M&J serves as a discretionary investment manager, (b) Avant Garde Investment Limited, a British Virgin Islands corporation ("Avant Garde"), for which M&J manages an investment account and (c) Mutual Risk Management, Ltd., a Bermuda corporation ("Mutual Risk"), for which M&J manages an investment account. Acadia directly owns 37,267 shares; Avant Garde directly owns 4,942 shares; and Mutual Risk directly owns 3,035 shares.

            (B) Jeffrey A. Miller("Miller"), with respect to the shares of Common Stock of the Company also beneficially owned by (a) M&J, of which Miller is a managing member and (b) Cerulean Investment Management, L.L.C., a Delaware limited liability company ("Cerulean"), of which Miller is a managing member. Cerulean is an investment manager for Cerulean Partners, Ltd., a Cayman Islands corporation, which directly owns 3,756 shares.

            (C) Eric D. Jacobs ("Jacobs"), with respect to the shares of Common Stock of the Company also beneficially owned by (a) M&J, of which Jacobs is a managing member, and (b) Cerulean, of which Jacobs is a managing member.


            M&J, Miller and Jacobs are hereinafter collectively referred to as the "Reporting Persons."

Item 2(b).  Address of Principal Business Office or, if None, Residence:

            The principal business office of each of the Reporting Persons is:

                     One Aldwyn Center
                     Suite 101
                     Villanova, Pennsylvania 19085


                              (Page 5 of 10 pages)

Item 2(c).  Citizenship:


            M&J is a Delaware limited liability company. Each of Miller and Jacobs is a citizen of the United States of America.

Item 2(d).  Title of Class of Securities:

            Common Stock, par value $.01 per share

Item 2(e).  CUSIP Number:

            519872105

Item 4.     Ownership.


     A.     M&J
            (a)  Amount beneficially owned: 45,244
            (b)  Percent of class:          5.8%
            (c)  (i)   Sole power to vote or direct the vote:             0
                 (ii)  Shared power to vote or direct the vote:           45,244
                 (iii) Sole power to dispose or direct the disposition:   0
                 (iv)  Shared power to dispose or direct the disposition: 45,244

     B.     Miller
            (a)  Amount beneficially owned: 49,000
            (b)  Percent of class:          6.3%
            (c)  (i)   Sole power to vote or direct the vote:             0
                 (ii)  Shared power to vote or direct the vote:           49,000
                 (iii) Sole power to dispose or direct the disposition:   0
                 (iv)  Shared power to dispose or direct the disposition: 49,000

     c.     Jacobs
            (a)  Amount beneficially owned: 49,000
            (b)  Percent of class:          6.3%
            (c)  (i)   Sole power to vote or direct the vote:             0
                 (ii)  Shared power to vote or direct the vote:           49,000
                 (iii) Sole power to dispose or direct the disposition:   0
                 (iv)  Shared power to dispose or direct the disposition: 49,000

Item 5.     Ownership of Five Percent or Less of a Class.

            N.A.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            N.A.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

            N.A.

Item 8.     Identification and Classification of Members of the Group.

            N.A.

                              (Page 6 of 10 pages)

Item 9.     Notice of Dissolution of Group.

            N.A.

Item 10.    Certifications.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                              (Page 7 of 10 pages)

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   August 27, 2001


                                           MILLER & JACOBS CAPITAL, L.L.C.


                                           By:    /s/ Jeffrey A. Miller
                                                  ------------------------------
                                                  Jeffrey A. Miller
                                                  Managing Member

                                           By:    /s/ Eric D. Jacobs
                                                  ------------------------------
                                                  Eric D. Jacobs
                                                  Managing Member

                                                  /s/ Jeffrey A. Miller
                                                  ------------------------------
                                                  Jeffrey A. Miller


                                                  /s/ Eric D. Jacobs
                                                  ------------------------------
                                                  Eric D. Jacobs




                              (Page 8 of 10 pages)

                                  EXHIBIT INDEX
                                  -------------
Exhibits

1. Joint Filing Agreement, dated August 27, 2001, among M&J, Miller and Jacobs.







                              (Page 9 of 10 pages)